Exhibit 99.1

Veris Gold Corp. provides information on Restructuring Special Committee

Toronto Stock Exchange: VG

VANCOUVER, Feb. 24, 2014 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) announced on February 18 the appointment of a Restructuring Special Committee (the "Special Committee") to investigate strategic alternatives and to plan the financial restructuring of the Company.  The Special Committee is chaired by François Marland, President and CEO, and the other members are independent directors Gerald Ruth and Dr. Barry Goodfield.

The Special Committee announced that it had retained Raymond James & Associates, Inc. as its sole investment banking advisor to provide financial advice to the Special Committee concerning a variety of potential business transactions that may be undertaken in the course of the financial restructuring of the Company. Raymond James is one of North America's largest full service investment banks offering corporate finance services, institutional sales and trading and retains one of the industries' largest systems of financial advisors. Raymond James has institutional expertise in the mining sector and significant experience providing restructuring advisory services.

The catalyst for this new initiative was the Company falling into default of its debt repayment obligations to Deutsche Bank AG ("DB"), London Branch  (news release dated January 29, 2014) due to a fire at the mill at the Company's Jerritt Canyon Mine in Elko, Nevada, which consequently caused a temporary production shut down in December, 2013.

Francois Marland, President and CEO of Veris Gold stated, "We are very pleased to be working with Raymond James, a well-known and highly-respected full service international investment bank.  The fire at Jerritt Canyon in December placed the Company in a difficult financial position.  However, the Management Team, the Board of Directors and the newly formed Restructuring Special Committee are dedicated to ensuring that the Company has access to the best refinancing and restructuring options and venues available."

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA.  The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant.  The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of
"VERIS GOLD CORP."

François Marland
President and CEO

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.   All material information may be accessed at www.sedar.com.

Forward-Looking Statements This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company's use of proceeds from the sale of the Units and Flow-Through Units are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company's ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

CO: Veris Gold Corp.

CNW 06:30e 24-FEB-14